Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-221411

July 16, 2018

PRICING TERM SHEET ENERGY TRANSFER PARTNERS, L.P.

16,000,000 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit) (“Series D Preferred Units”)

Issuer:	Energy Transfer Partners, L.P.
Trade Date:	July 16, 2018.
Settlement Date (T+5):	July 23, 2018. We expect that delivery of the Series D Preferred Units will be made to investors on or about July 23, 2018, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series D Preferred Units on any date prior to two business days before delivery will be required, by virtue of the fact that the Series D Preferred Units initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series D Preferred Units who wish to trade the Series D Preferred Units on any date prior to two business days before delivery should consult their advisors.
Ranking:

The Series D Preferred Units will rank:

•  senior to our common units, Class E Units, Class G Units, Class I Units, Class J Units, Class K Units, general partner interest and incentive distribution rights and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series D Preferred Units that is not expressly made senior to or on parity with the Series D Preferred Units as to the payment of distributions and amounts payable on a liquidation event (the “Junior Securities”);

•  on parity with our 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units and each other and any class or series of limited partner interests or other equity securities established after the original issue date of the Series D Preferred Units with terms expressly providing that such class or series ranks on parity with each of the Series D Preferred Units as to the payment of distributions and amounts payable upon a liquidation event (collectively, the “Parity Securities”);

•  junior to any class or series of limited partner interests or equity securities established after the original issue date of the Series D Preferred Units with terms expressly made senior to the Series D Preferred Units as to the payment of distributions and amounts payable upon a liquidation event (“Senior Securities”); and

•  junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

Title of Securities:	7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units.
Number of Series D Preferred Units:	16,000,000 Series D Preferred Units (or 18,400,000 Series D Preferred Units if the underwriters exercise their 30-day option to purchase up to an additional 2,400,000 Series D Preferred Units in full).
Public Offering Price:	$25.00 per Series D Preferred Unit; $400,000,000 total.
Maturity Date:	Perpetual (unless redeemed by the Issuer on or after August 15, 2023 or in connection with a Rating Event (as defined under “Optional Redemption” below)).

Liquidation Preference:	$25.00 plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations or similar adjustments to the Series D Preferred Units).
Distribution Payment Dates and Record Dates:	Quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on November 15, 2018 (each a “Distribution Payment Date”) to holders of record as of the close of business on the first Business Day of the month of the applicable Distribution Payment Date. A pro-rated initial distribution on the Series D Preferred Units will be payable on November 15, 2018 in an amount equal to approximately $0.5931 per Series D Preferred Unit. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the States of Texas or New York shall not be regarded as a Business Day.
Distribution Rate:	The initial distribution rate for the Series D Preferred Units from and including the date of original issue to, but excluding August 15, 2023, will be 7.625% per annum of the $25.00 liquidation preference per Series D Preferred Unit (equal to $1.9063 per Series D Preferred Unit per annum). On and after August 15, 2023, distributions on the Series D Preferred Units will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three—month LIBOR plus a spread of 4.738% per annum.
Optional Redemption:

At any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a Ratings Event, the Issuer may, at its option, redeem the Series D Preferred Units in whole, but not in part, at a redemption price in cash per Series D Preferred Unit equal to $25.50 (102% of the liquidation preference of $25.00) plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of the instruments governing the Issuer’s outstanding indebtedness.

“Rating Event” means a change by any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Exchange Act, that publishes a rating for us (a “rating agency”) to its equity credit criteria for securities such as the Series D Preferred Units, as such criteria are in effect as of the original issue date of the Series D Preferred Units (the “current criteria”), which change results in (i) any shortening of the length of time for which the current criteria are scheduled to be in effect with respect to the Series D Preferred Units, or (ii) a lower Equity Credit being given to the Series D Preferred Units than the Equity Credit that would have been assigned to the Series D Preferred Units by such rating agency pursuant to its current criteria.

“Equity Credit” means the dollar amount or percentage in relation to the stated liquidation preference amount of $25.00 per Series D Preferred Unit assigned to the Series D Preferred Units as equity, rather than debt, by a rating agency in evaluating the capital structure of an entity.

At any time on or after August 15, 2023, the Issuer may redeem, in whole or in part, the Series D Preferred Units at a redemption price in cash of $25.00 per Series D Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing the Issuer’s outstanding indebtedness. The Issuer must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. The Issuer may undertake multiple partial redemptions.

CUSIP / ISIN:	29278N 400 / US29278N4007
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Listing:	The Issuer intends to file an application to list the Series D Preferred Units on the New York Stock Exchange under the symbol “ETPprD.” If the application is approved, trading of the Series D Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

General

All information (including financial information) presented in the preliminary prospectus supplement filed by the Issuer on July 16, 2018 (the “Preliminary Prospectus Supplement”) is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series D Preferred Units and is not soliciting an offer to buy the Series D Preferred Units in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: J.P. Morgan Securities LLC at 1- 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, RBC Capital Markets, LLC at 1-866-375-6829 and Wells Fargo Securities, LLC at 1-800-645- 3751.

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